THOMPSON COBURN LLP
                                One US Bank Plaza
                              St. Louis, MO  63101
                                 (314) 552-6295

February 12, 2008

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  YieldQuest Funds Trust (SEC File Nos: 333-125172 and 811-21771)
     ---------------------------------------------------------------

Dear Linda:

      We are responding to your comments on YieldQuest Funds' Post-Effective Amendment No. 7 to its registration statement on Form N-1A. Our responses to your comments are set forth below.

SAI
---

      COMMENT: UNDER "PORTFOLIO MANAGERS" ON PAGE 33 OF THE SAI, DESCRIBE THE BASIS FOR THE BONUS AND SALARIES PAID TO EACH PORTFOLIO MANAGER. IF THE BONUS IS BASED ON PERFORMANCE, INCLUDE INFORMATION ABOUT HOW OFTEN THE PERFORMANCE IS CALCULATED, WHETHER IT IS COMPARED TO A BENCHMARK, AND WHETHER IT IS BASED ON POST- OR PRE-TAX PERFORMANCE NUMBERS.

      RESPONSE: We have revised the disclosure regarding the portfolio managers' compensation as follows:

         During the fiscal year ended October 31, 2007, Mr. Pollard and
    Mr. Bliss received a salary from the Advisor, while Mr. Chitnis, Mr. Summers and Mr. Patire received a salary from YieldQuest Securities, LLC, the Funds' principal underwriter (in such capacity, the "Distributor"). Each Portfolio Manager owns an equity interest in each of the Advisor and the Distributor and, as such, also shares in the profits realized by each such entity based on his applicable percentage ownership. As a result of their ownership of the Distributor, the Portfolio Managers indirectly shared in the commission revenue received by the Distributor from the Funds during the fiscal year ended October 31, 2007 in connection with execution portfolio transactions on behalf of the Funds.

         Effective January 2, 2008, each Portfolio Manager will receive a salary from the Advisor based on the percentage of time spent by the Portfolio Manager on its investment advisory business (currently anticipated to be 50% or more for each Portfolio Manager). In addition, Messrs. Chitnis, Summers, Patire and Bliss will receive a salary from the Distributor, based on the percentage of time spent by these Portfolio Managers on its brokerage business. Each Portfolio Manager is eligible for a discretionary bonus to be paid by the Advisor and/or the Distributor based on, among other factors, the Portfolio Manager's contributions to the pre-tax profitability of such entity. The Portfolio Managers are eligible to participate in the profit-sharing, retirement and employee benefit plans offered by the Advisor and/or the Distributor.

      COMMENT: ON PAGE 34 OF THE SAI, ADD ADDITIONAL CONFLICTS OF INTEREST THAT MAY ARISE FROM THE PORTFOLIO MANAGERS' MANAGEMENT OF THE YIELDQUEST FUNDS AND THE ADVISOR'S SEPARATE ACCOUNTS.

      RESPONSE: As requested, we have enhanced the conflicts disclosure as follows:

    CONFLICTS OF INTEREST. The Funds are highly dependent on the investment strategies and management skills of Mr. Chitnis and the other Portfolio Managers. The Advisor will provide the services of the Portfolio Managers to manage the Funds' investments, but each Portfolio Manager will only spend a portion of his time managing the Funds' investments. The loss of services from any of the above Portfolio Managers, especially Mr. Chitnis, could have a material adverse effect on the Funds' investment results.

         The Portfolio Managers provide investment advisory and brokerage services to other clients of the Advisor and the Distributor, in addition to managing the Funds. The Portfolio Managers are obligated to make investment decisions for a client based on each client's specific investment objective, guidelines, restrictions and circumstances and other relevant factors, such as the size of an available investment opportunity, the availability of other comparable investment opportunities and an obligation to treat all accounts fairly and equitably over time. Conflicts may arise as a result of a Portfolio Manager's multiple roles in managing the Funds and servicing other client accounts. For example, management of the Funds and multiple separate accounts may result in a Portfolio Manager devoting unequal time and attention to the management of the Funds.

         Due to similarities in the investment strategies of the Funds and certain client accounts, certain of the Portfolio Managers' duties may overlap. For example, the Portfolio Managers may be able to combine responsibilities such as research and stock selection for certain Funds and separate accounts. However, to the extent that a Fund and another of the Advisor's or the Distributor's clients seek to acquire the same security at about the same time, the Fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, a Fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular security if other clients desire to sell the same portfolio security at the same time. On the other hand, if the same securities are bought or sold at the same time by more than one client, the resulting participation in volume transactions could produce better executions for a Fund. In the event that more than one client wants to purchase or sell the same security on a given day and limited quantities are available, the Advisor and the Distributor have adopted trade

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

    allocation procedures pursuant to which purchases and sales normally will be made on a pro rata, average price per share basis, or such other method as they deem fair and reasonable.

         Even where the Funds and multiple separate accounts are managed by the same Portfolio Manager using similar investment strategies, however, the Portfolio Manager may take action with respect to a Fund or an account that may differ from the timing or nature of action taken, with respect to another Fund or account. The Funds and other client accounts may be allocated different or unequal investment opportunities due to particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, or other factors. For example, there may be circumstances under which a Portfolio Manager will cause one or more separate accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of a Fund's assets that the Portfolio Manager commits to such investment. There also may be circumstances under which a Portfolio Manager purchases or sells an investment for the separate accounts and does not purchase or sell the same investment for a Fund, or purchases or sells an investment for a Fund and does not purchase or sell the same investment for the separate accounts. Accordingly, the performance of each Fund and account managed by a Portfolio Manager will vary and the results of a Fund's investments may differ significantly from the results achieved by the Advisor's other clients. It is possible that one or more of the Advisor's other client accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Funds. Moreover, it is possible that the Funds will sustain losses during periods in which one or more separate accounts achieve significant profits.

      COMMENT: IN THE SAI CHART REGARDING TRUSTEES AND OFFICERS, NOTE THAT
MR. JEROME DAVIES IS AN "INTERESTED PERSON" OF THE TRUST DUE TO HIS EMPLOYMENT BY THE ADVISOR.

      RESPONSE: We have disclosed that Mr. Davies is an interested person of the Trust.

      COMMENT: ON PAGE 43 OF THE SAI, DISCLOSE THE PERCENTAGES OF COMMISSIONS AND TRANSACTIONS DIRECTED TO YIELDQUEST SECURITIES, AS REQUIRED BY N-1A
ITEM 16(B)(2)(I) AND (II).

      RESPONSE: As required, we have disclosed the percentage of brokerage transactions and commissions directed by each Fund to YieldQuest Securities during the fiscal year ended October 31, 2007.

OTHER DISCLOSURES

COMMENT: Include a "Tandy" representation from each Fund with respect to the Commission Staff comments on the Fund's filing.

RESPONSE: As requested, attached as Exhibit A is a "Tandy" representation signed by an officer of the Trust.

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      We trust that our responses satisfactorily resolve the issues you raised.
If not, please advise and we will further revise. We appreciate your assistance in meeting our target effective date of TUESDAY, FEBRUARY 19, 2008. Please call me at 314-552-6295 or Rita Kazembe in my office at 314-552-6077 if you have any questions relating to this letter.

      We appreciate your advice and assistance.

Sincerely,

THOMPSON COBURN LLP

/s/  Dee Anne Sjogren

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

                                                                       Exhibit A
                                                                       ---------

                             YIELDQUEST FUNDS TRUST

      In connection with Post-Effective Amendment No. 7 on Form N-1A of the registration statement of the YieldQuest Funds Trust filed on behalf of it series, YieldQuest Core Equity Fund, YieldQuest Total Return Bond Fund, YieldQuest Tax-Exempt Bond Fund, YieldQuest Flexible Income Fund, YieldQuest Low Duration Bond Fund and YieldQuest Low Duration Tax-Exempt Bond Fund (each a "Fund" and collectively, the "Funds"), the undersigned hereby states as follows:

    1. Each Fund acknowledges that all disclosures contained in the registration statement with respect to such Fund are the responsibility of the Fund;

    2. Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission ("SEC") does not relieve the Fund from its responsibility for the disclosures included therein; and

    3. Each Fund hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

                                                  YIELDQUEST FUNDS TRUST

                                         By: /s/ Gary Schwartz
                                             -----------------
                                         Gary Schwartz, Chief Compliance Officer

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